                                                                    EXHIBIT 99.3
                                                           [English Translation]

                                                            Corporate Disclosure

                                                                  March 26, 2004

                              HANARO TELECOM, INC.
                                 (THE "COMPANY")

      SHAREHOLDER'S RESOLUTION ON APPOINTMENT OF MEMBER OF AUDIT COMMITTEE

                                                                              Work
   Name         Age            Education              Current post          experience          Term
   ----         ---            ---------              ------------          ----------          ----
                                                        Managing
                                                       Director of
  Byung-                                                Newbridge             PLENUS
Moo Park(1)      42        L.L.M., Harvard            Capital Korea        Entertainment       3 years
                          University, U.S.A.              Ltd.               Inc. CEO

1. Having worked as the Company's outside, non-standing director, the above person was re-appointed as an outside director pursuant to the Securities and Exchange Act, as amended, of the Republic of Korea. The term for the outside directors is three years. Newly appointed at the Company's 7th Annual General Meeting of Shareholders